Exhibit 99.1

RESULTS OF ANNUAL GENERAL MEETING HELD ON JULY 2, 2010

Singapore, Singapore – July 2, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce that all the resolutions as set out in its Notice of Annual General Meeting dated June 1, 2010 were duly passed at its Annual General Meeting held today.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling USA

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com